PRESS RELEASE

Klondex Reports Fiscal Year 2013 Annual Results

•	Proceeds of $8.4 mm from the sale of 6,208 ounces of Gold from Fire Creek.
•	Acquisition of the Midas mine and milling facilities from Newmont Mining.
•	Defined a high-grade Gold deposit at Fire Creek.
•	Extended known mineralization at Fire Creek which is open at depth and along strike.

Vancouver, BC – March 31, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) is pleased to announce that it has filed its audited annual consolidated financial statements for the financial year ended December 31, 2013.

Paul Huet, President and CEO commented, “Klondex began 2013 with a strong foundation to unlock value for its shareholders. We completed the Company’s 2013 plan to finance and develop our key asset after strengthening the board and management team in 2012. As we look towards an even stronger 2014 with both the Fire Creek project and the Midas mine, we will continue our growth and transformation to a Gold and silver producer. We have built a team of strong operators who have ambitious aspirations for Klondex and are aligned with the shareholders to generate returns.”

During the year ended December 31, 2013, the Company continued working towards its objective of transitioning its Fire Creek Project from the exploration and evaluation stage to a producing asset. With the completion of the Midas Mine acquisition, the Company intends to continue to explore and develop Klondex properties, continue its Midas mining operations, process mineralized material from its Fire Creek Project under a Bulk Sample Permit and seek further opportunities to provide third party toll milling services.

Fourth Quarter 2013 Highlights and Significant Events

•

Beginning in August 2013, Klondex shipped a total of 8,007 dry short tons at a head grade of 44.3 g/t (1.291 opt) Au from Fire Creek to Midas for processing. Klondex received total proceeds of $8.4mm from the sale of 6,208 ounces of gold delivered to the Midas mill.

	o	This amount was reported as sale of mineralized material and credited to Exploration and Evaluation Assets.
•

The updated Fire Creek mineral resource estimate was announced on September 16. The updated mineral resource estimate, using inverse distance cubed methodology and a 7 g/t Au cut-off, consisted of the following:

	o	44.7 g/t (1.304 opt) Au – totaling 295,900 ounces of Gold, Measured and Indicated.
	o	19.2 g/t (0.560 opt) Au – totaling 421,400 ounces of Gold, Inferred.
•

On October 8, the 26 hole Fire Creek infill drilling program extended the Joyce structure by 91m (300ft) south, remaining open to the north, and extended the Vonnie structure by 50m (165ft) north and 110m (360ft) south. Highlights included:

	o	FC-13-079U - 61.9 g/t (1.8 opt) gold over 0.9m (3.1ft)
	o	FC-13-085U - 211.0 g/t (6.2 opt) gold over 0.2m (0.6ft)
	o	FC-13-089U - 43.3 g/t (1.3 opt) gold over 1.1m (3.7ft)
	o	FC-13-092U - 23.2 g/t (0.7 opt) gold over 1.5m (5.0ft)

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

•

On October 16, Klondex completed a $19.5 million special warrant financing, priced at $1.37 per special warrant. Subsequently, on October 22, Klondex retired all of its outstanding short term debt of $4 million.

•	In October, Klondex completed the excavation of the secondary egress.
•

On October 31, Klondex began drilling the West Zone mineralization to follow up on previously identified targets. Phase one drilling targeted the northern extension of mineralization, and phase two and three, will target the potential southern extension.

•

On December 4, Klondex entered into a stock purchase agreement with Newmont Mining to acquire the Midas mine and milling facility for total consideration of US$83mm. This included US$55mm in cash and US$28mm to replace the reclamation bond as well as the issuance of 5mm purchase warrants to Newmont with an exercise price of C$2.15 and a 15 year term:

	o	The acquisition was completed in early February 2014 and was funded through an equity offering ($42.6mm), debt ($25mm) and a Gold purchase arrangement with Franco-Nevada (US$33.8mm).
•

On December 19, Klondex announced that three of five reverse circulation drill holes, part of a water hydrology study, encountered mineralization suggesting possible extensions of the current resource model. Intercepts and their locations included:

	o	FC-13-27S - 13.0 g/t (0.38 opt) Au over 10.7m (35 ft), 250 ft north of the known Joyce structure block model, and 1070 ft north of the last blasted Joyce face round.
	o	FC-13-26S - 9.2 g/t (0.27 opt) Au over 4.6m (15 ft), 480 ft south of the closest modeled vein and west of the main ramp.
	o	FC-13-25S - 10.4 g/t (0.30 opt) Au over 1.5m (5 ft), 250 ft south of the resource model.
•	As at December 31, 2013, the Company had cash of $13,509,155.

Underground Development and Bulk Sampling at Fire Creek
Underground development and testing of Fire Creek Project mineralized structures began in May 2013 and continued throughout the year. By the end of 2013, the program totaled 573 m (1,880 ft) including 418 m (1,371 ft) and 155 m (509 ft) of development on the Joyce (A) and Vonnie (B) structures, respectively, for a total of 6,208 ounces of Gold extracted, at an average head grade of 44.3 g/t (1.291 opt) gold.

Subsequent to the quarter, in the first two months of 2014, a total of 174 m (572 ft) of mineral development occurred on the Joyce, 59 m (193.6 ft) and Vonnie, 115 m (377.3 ft), structures. Development along these structures is planned to continue throughout 2014.

Future Business Activities
The focus over the course of 2014 will be to continue to advance current activities related to the Fire Creek Project and Midas Mine, with the objective of completing the following items:

•	Prepare a Preliminary Economic Assessment (“PEA”) on the Fire Creek Project.

•

Continued operations at Fire Creek and Midas; shipping mineralized material from the Fire Creek Project to the Midas Mill where it will be blended with the material from the Midas Mine and processed to recover precious metal.

•	Continued infill and exploration drilling at Fire Creek and Midas.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

•

Fire Creek development will include work on the Fire Creek Environmental Assessment ("EA") permit, allowing full-scale mining at the Fire Creek Project, and constructing a RIB as part of the Fire Creek Project's long-term water management plan.

For details regarding Klondex's 2013 annual results, readers should refer to the comparative audited consolidated financial statements of Klondex for the year ended December 31, 2013 (together with the auditor's report thereon) and management's discussion and analysis in relation thereto, each of which is available under Klondex's profile on SEDAR at www.sedar.com.

2013 Annual Results Conference Call
Management will host a conference call to discuss the year-end financial results and will take questions from call participants. The call will coincide with Klondex Mines’ upcoming Fire Creek PEA expected mid-April. Details of the call will be provided within the PEA announcement.

Mark Odell, P.E., Principal Engineer, Practical Mining LLC, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for and has approved the technical information contained in this press release.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility are located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, the completion and expected timing of the PEA in respect of the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com